Exhibit 99.3

Designated News Release

GoldMining Inc. Updates Mineral Resource Estimate, Expands Land Package and Highlights Exploration Potential, São Jorge Project, Brazil

Vancouver, British Columbia – February 26, 2025 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) is pleased to report an updated Mineral Resource Estimate ("MRE") for the Company’s 100% owned São Jorge Project ("São Jorge" or the "Project") in the Tapajós gold district, Pará State, Brazil. The updated MRE is set forth in a technical report titled "NI 43-101 Technical Report, São Jorge Project, Pará State, Brazil” with an effective date of January 28, 2025 (the "Technical Report"). The Company is also pleased to provide an update on its 2025 exploration plan at the Project, to follow up on the 2024 exploration discoveries.

Highlights:

●

The updated Indicated resource for the São Jorge deposit (“Deposit”) is estimated to total 19.42 million tonnes ("Mt") at an average grade of 1.00 gram per tonne gold ("g/t Au") containing approximately 624,000 ounces ("oz") gold.

●	An additional 5.56 Mt at an average grade of 0.72 g/t Au containing approximately 129,000 oz Au is estimated in the Inferred resource category.

●	The MRE is reported within a ‘Base Case’ conceptual pit design shell for the Deposit using a long-term average gold price of US$1,950/oz Au.

o	A series of nested conceptual pit shells within the ‘Base Case’ indicates the potential for a high-grade starter pit that contains an Indicated resource of 2.1 Mt at 1.89 g/t Au.

●

The São Jorge deposit occupies less than 0.1% of the Company’s land holdings by area, that occurs within an emerging and expanding mineral system defined by a 12 km x 7 km footprint of elevated surface geochemical anomalies surrounding the Deposit, thereby highlighting the broader exploration potential of the Project.

o	On a regional scale, the Company has also expanded its land package to 46,485 hectares ("ha") by acquiring an additional 488.45 ha located to the east of the Deposit.

●

The Company is planning follow-up drilling programs for the 2025 field season to systematically explore high priority targets within the São Jorge mineral system where numerous high-grade auger drill intercepts were made in the 2024 drill program:

o

High-grade auger drill intercepts at ‘William South’ in 2024 included 1 metre ("m") at 17.14 g/t Au, 1 m at 10.20 g/t Au, 1 m at 8.01 g/t Au and 5 m at 2.78 g/t Au, all from depths of less than 15 m below surface.

o	Recent soil sampling has returned the highest ever gold-in-soil anomaly of 5.96 g/t Au at the ‘William North’ prospect area.

Alastair Still, Chief Executive Officer of GoldMining, commented: "The Company is more encouraged than ever by the exploration potential at São Jorge which has been supported by additional soil sampling and auger drilling and an updated mineral resource estimate. São Jorge’s proximity to existing infrastructure, significant property size and location within an emerging gold producing district make it an increasingly important asset for the Company. We have backed up our confidence in the potential of the Project by acquiring claims to expand our land package and we are developing plans for a 2025 exploration campaign that will double our 2024 activities. Our 2024 drilling program at São Jorge improved the underlying geological model as well as our understanding of the controls on gold mineralization. This work served to ensure improved confidence in our São Jorge pit constrained MRE, which now is predominantly classified as Indicated resources. The São Jorge deposit remains open in all directions and we are very encouraged by the potential to expand the MRE at São Jorge given the recent excellent exploration results across the Project.”

Updated São Jorge Deposit Mineral Resource Estimate

SLR Consulting (Canada) Ltd. ("SLR") was retained by the Company to prepare an updated MRE and an independent Technical Report on the São Jorge Project, located in Pará State, Brazil (see Figure 1). The purpose of the Technical Report is to support the disclosure of the updated MRE for the Project. The Technical Report was filed concurrently with this news release and is available under the Company's profiles at www.sedarplus.ca and www.sec.gov.

The updated MRE incorporates the 2024 drilling results, revised geological interpretation within the Deposit and refreshed cut-off grade assumptions. The MRE is based on 43,573 meters of drill data available as of January 28, 2025, (the "Effective Date"), which includes the 2024 drilling (refer to the Company’s news releases dated June 18 and July 9, 2024, for further details). The author of the Technical Report conducted a site visit May 3-4, 2024. The MRE is constrained within a revenue factor 1.0 ‘Base Case’ pit shell and reported above a 0.27 g/t Au cut-off grade.

The updated São Jorge MRE incorporates:

●

Information from three 2024 diamond core drill holes for 598.6 meters of drilling within the Deposit (SJD-120-24 to SJD-122-24), with revisions to the geological interpretation and three dimensional mineralization modelling (see Figure 2).

●

Revised geological modeling has incorporated the logging of 2024 drill core, the partial relogging of historic drill core, and surface mapping data, which cumulatively has aided to advance the understanding of the controls on the distribution of the gold mineralization within the São Jorge deposit.

●	Mineral resource reporting is constrained within a pit shell using refreshed cut-off grade assumptions.

The following table is a summary of the São Jorge 2025 MRE update.

Table 1: Mineral Resource Estimate for the São Jorge Deposit (Effective Date: January 28, 2025)

	Tonnage (000 tonnes)	Grade (g/t Au)	Contained Metal (oz Au)
Total Indicated	19,418	1.00	624,000
Total Inferred	5,557	0.72	129,000

Notes:

1.	CIM (2014) definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated at a break-even cut-off grade of 0.27 g/t Au for classified blocks above a constraining pit shell.
3.	Mineral Resources are estimated using a long-term gold price of US$1,950 per ounce.
4.	A minimum mining width of five metres was used.
5.	There are no Mineral Reserves estimated at the São Jorge Project. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
6.	Totals may not add due to rounding.

N
S
W
E
Tapajós River
Tocantinzinho - São Jorge Trend
BR-163
Bom Jardim
(Cabral)
Cuiú Cuiú
(Cabral)
Tocantinzinho
(G Mining)
Palito
(Serabi)
Matilda
(Serabi)
Moraes de Almeida
São Jorge
(GoldMining Inc)
Surubim
(GoldMining Inc)
Patrocínio
(Belo Sun)
Novo Progresso
Pará
Brazil
Gold Projects
GoldMining Inc
Other
Powerline
Highway
GOLDMINING
SÃO JORGE PROJECT
Pará State, Brazil
Location and Nearby Projects
70 Km

Figure 1 – Tapajós Gold District and location of the São Jorge Project.

São Jorge Project Geology

The São Jorge Gold Project is located within the Tapajós gold district situated in the south-central portion of the Amazon Craton. The São Jorge deposit is hosted within the São Jorge granite which is subdivided into two plutons. The “Old São Jorge Granite” and the “Young São Jorge Granite”. The Old São Jorge Granite (1,981 ±2 Ma) is composed of amphibole-biotite monzonite to syenogranite. The Young São Jorge Granite (1,891 ±3 Ma) is composed of amphibole-biotite monzogranite. The mineralized and altered portions of the Younger São Jorge Granite reflect zones of moderate planar shear deformation evident as metre scale discontinuous ductile shear zones and breccias. Gold mineralization is associated with gangue sulphide minerals, predominantly pyrite with lesser chalcopyrite and rare galena and molybdenite. The São Jorge mineral deposit is best classified as a granite-hosted, intrusion-related gold deposit, similar to the Tocantinzinho gold deposit located 80 km northwest of São Jorge.

South
North
SJD-0208-5
SJD-120-24
SJD-17-05
SJD-02-05
SJD-03-05
SJD-067-08
Historic 'Wilton Pit'
200m ASL
100m ASL
0m ASL
MRE $585/oz Pit Shell
MRE $1560/oz Pit Shell
MRE $1950/oz 'Base Case' Pit Shell
SJD-120-24
163 m at 1.02 g/t Au from 44 m depth
Legend
Lithology
Soil & Colluvium
Saprolite (Weathered Bedrock)
Young São Jorge Granite
Old São Jorge Granite
Drill Trace & Block Model Au g/t
< 0.20
0.20 to 0.50
0.5 to 1.00
1.00 to 5.00
≥ 5.00
N
0
100
meters
Open
GOLDMINING
São Jorge Deposit
SÃO JORGE PROJECT
Pará, Brazil
CROSS SECTION +/-25m
657,500 mE
Map Coordinate System:
SAD 69 UTM Zone 21S
9,282,500m E
9,282,600m E
9,282,700m E
9,282,800m E

Figure 2 – Cross section through São Jorge Deposit showing the February 2025 updated MRE block model and base case pit shell corresponding with the MRE in Table 1.

São Jorge Project Exploration Opportunity and Upside

Deposit Scale

The 2024 diamond drilling program was successful in confirming the interpreted location of gold mineralization within the existing deposit and providing additional information to model the west-northwestern strike extension of the principal zone of mineralization, and also a parallel en echelon offset zone of mineralization which lies to the northwest of the main mineralized trend. Neither the strike extensions nor the depth limits of the Deposit have been well defined by drilling. The Company plans to undertake additional exploration activities to search for the possible strike extensions along the broader São Jorge deposit mineralized corridor, including further defining the extent of the en echelon mineralization in the northwestern zone of the Deposit. Follow-up drilling is also planned where 2024 drilling intersected gold mineralization in a previously untested zone located 1 kilometre to the west-northwest along strike of the Deposit (see news release dated September 9, 2024), which is not currently incorporated in the MRE.

The Company’s technical team observes that high Induced Polarization ("IP") chargeability values, associated with sulphide bearing zones, which may be associated with gold mineralization, are present along strike of, and to the south, of the Deposit. Only a small number of diamond drill holes have been completed outside of the existing Deposit to test these IP anomalies and the Company is planning to undertake additional geophysical surveying, modeling and target analysis with the objective to drill test high priority chargeability targets.

Mineral System Scale

Exploration activities carried out by the Company over the past two years has included a comprehensive program of surface geochemical sampling, including systematic soil grid sampling, and mapping and rock chip sampling programs over areas with outcropping bedrock geology or where bedrock is exposed in shallow artisanal mine workings, coupled with a multi-element assaying program. To date 7,238 soil samples have been collected of which currently 718 samples are awaiting assay, and also 1,119 rock grab samples have been collected of which 61 are awaiting assay. The surface sampling program has successfully delineated several new exploration targets comprising gold ± copper ± molybdenum ± silver soil geochemical anomalies which cumulatively outlines a large mineral system defined by a 12 km x 7 km geochemical footprint surrounding the Deposit.

Additional soil-sampling is continuing to grow the geochemical footprint, with recent results including the highest grading soil anomaly sampled to date on the Project, a 5.96 g/t Au assay returned at the ‘William North’ target area (see Figure 3). This newly emerging anomaly at William North builds upon the emerging geochemical footprint over the São Jorge mineral system, which includes several robust anomalies including soil grids with values peaking at 3.48 g/t Au at the ‘Eye’ target and 2.16 g/t Au at ‘William South’. These broad contiguous high-tenor soil anomalies are complimented by rock chip sampling of exposed bedrock which has returned values peaking at 26.34 g/t Au at William South and 6.66 g/t Au at William North.

Furthermore, an auger drilling program completed in 2024 at the William South area (see news releases dated September 9 and November 11, 2024) confirmed multiple primary high-grade gold drill intercepts in the shallow saprolite zone underlying the broad high-tenor gold surface soil anomaly. Highlights of the ‘William South’ auger drilling program to date include:

●	1 m at 17.14 g/t Au from 12 m depth,

●	5 m at 2.78 g/t Au from 10 m depth,

●	1 m at 10.2 g/t Au from 14 m depth,

●	1 m at 8.01 g/t Au from 6 m depth,

●	1 m at 3.78 g/t Au from 10 m depth; and

●	3 m at 1.05 g/t Au from 12 m depth.

These auger drilling results indicate that potential exists for the discovery of new gold mineralized zones hosted in deeper saprolite and fresh rock. The Company plans to undertake deeper reverse circulation ("RC") and/or diamond core drilling, to test beneath the high-grade gold mineralization discovered by the auger drilling program in the William South area. In addition, step-out auger drilling is planned to search for extensions of the recently identified gold-in-saprolite mineralization, plus auger drilling in new target areas to test beneath additional high tenor gold-in-soil anomalies, such as at William North (see Figure 3).

654000
658500
663000
9288000
9283500
9279000
William North
Max Soil Sample
5.96 g/t Au
William North
Max Rock Grab
6.66 g/t Au
William South
Max Soil Sample
2.16 g/t Au
William South
Max Rock Grab
26.34 g/t Au
William South Auger Drilling
1 m at 17.14 g/t Au from 12 m depth
5 m at 2.78 g/t Au from 10 m depth
1 m at 10.2 g/t Au from 14 m depth
1 m at 8.01 g/t Au from 6 m depth
1 m at 3.78 g/t Au from 10 m depth
3 m at 1.05 g/t Au from 12 m depth
Mineral concession 850.745/2024
William North
Dragon
William South
São Jorge
Gold Deposit
São Jorge South
The Eye
Max Soil Sample
3.48 g/t Au
The Eye
GOLDMINING
São Jorge Project
Pará, Brazil
EXPLORATION TARGETS
February 2025
Map Coordinate System:
SAD 69 UTM Zone 21S
N
0
1,000
2,000
metres
São Jorge Gold Deposit
New concession acquisition
Peak Rock Grab Samples
Peak Soil Samples
Gold Grades in Auger Drilling
(in bedrock)
< 0.1 g/t Au
0.1 - 1 g/t Au
>1 g/t Au
Gold-in-Soil
≥10 ppb
Copper-in-Soil
≥20 ppm
Molybdenum-in-Soil
≥20 ppm
São Jorge External Property Boundary

Figure 3 – São Jorge Project exploration targets.

The Company is also pleased to announce that it successfully bid upon and was awarded mineral concession 850.745/2024 (see Figure 3), which creates greater continuity of land tenure across the potential eastern extension of the São Jorge mineral system. Concession 850.745/2024 comprises 488.45 ha, bringing the total Project land package to 46,485 ha.

Visit www.goldmining.com for more information, including high resolution figures and the Technical Report.

Qualified Persons

The technical work of the 2024 São Jorge MRE was completed by Reno Pressacco, P.Geo., Associate Principal Geologist of SLR Consulting (Canada) Ltd., an independent qualified person ("QP") as defined by NI 43-101 and S-K-1300. Mr. Pressacco has reviewed, verified and approved the technical information related to the MRE in this news release.

Paulo Pereira, P. Geo., President of GoldMining, has supervised the preparation of, and verified and approved, all other scientific and technical information herein this news release. Mr. Pereira is also a QP as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101").

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on acquiring and developing gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, the U.S.A., Brazil, Colombia, and Peru.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Co-Chairman, David Garofalo, Co-Chairman
Alastair Still, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Notice to Readers

Technical disclosure regarding São Jorge has been prepared by the Company in accordance with NI 43-101. NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) and the scientific and technical information contained in this news release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Cautionary Statement on Forward-looking Statements

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”), which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements respecting the Company's expectations regarding the Project and expected work programs thereat and often contain words such as "anticipate", "intend", "plan", "will", "would", estimate", "expect", "believe", "potential" and variations of such terms. Such forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates, which may prove to be incorrect. Investors are cautioned that forward-looking statements involve risks and uncertainties, including, without limitation: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, any inability to complete work programs as expected, the Company’s plans with respect to the Project may change as a result of further planning or otherwise,  and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs most recent Annual Information Form and other filings with Canadian securities regulators and the SEC, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that forward-looking statements, or the material factors or assumptions used to develop such forward-looking statements, will prove to be accurate. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities law.